UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. __)*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ayala Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
05465V108
(CUSIP Number)
May 12, 2020
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

⌧ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05465V108

1	Name of Reporting Persons
Harel Insurance Investments & Financial Services Ltd.

2	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3	SEC Use only

4	Place of Organization
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power
0

	6	Shared Voting Power
2,163,834 Shares*

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
2,163,834 Shares*

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,163,834 Shares*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11	Percent of Class Represented by Amount in Row (9)
17.4%**

12	Type of Reporting Person:
CO

*See Item 4.
** Based on 12,446,611 shares of Common Stock issued and outstanding as of May 12, 2020 (after giving effect to the closing of the Issuer’s initial public offering as reported by the Issuer in its Prospectus (forming part of a Registration Statement on Form S-1) filed with the Securities and Exchange Commission on May 11, 2020).

CUSIP NO. 05465V108

1	Name of Reporting Persons
Harel Insurance Company Ltd.

2	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3	SEC Use only

4	Place of Organization
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power
0

	6	Shared Voting Power
2,163,834 Shares*

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
2,163,834 Shares*

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,163,834 Shares*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11	Percent of Class Represented by Amount in Row (9)
17.4%**

12	Type of Reporting Person:
CO

*See Item 4.
** Based on 12,446,611 shares of Common Stock issued and outstanding as of May 7, 2020 (but after giving effect to the closing of the Issuer’s initial public offering as reported by the Issuer in its Prospectus (forming part of a Registration Statement on Form S-1) filed with the Securities and Exchange Commission on May 11, 2020).

Item 1.

(a)	Name of Issuer:

Ayala Pharmaceuticals, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

Oppenheimer 4, Rehovot 7670104, Israel.

Item 2.

(a)-(c)	Name of Person Filing, address and citizenship:

The following entities are referred to as the “Reporting Persons” in this Statement:

Harel Insurance Investments & Financial Services Ltd. (“Harel Holdings”), an Israeli public company, with a principal business address at Harel House; 3 Aba Hillel Street; Ramat Gan 52118, Israel.

Harel Insurance Company Ltd. (“Harel Insurance”), an Israeli company wholly owned by Harel Holdings, with a principal business address at Harel House; 3 Aba Hillel Street; Ramat Gan 52118, Israel.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”).

(e)	CUSIP Number:

05465V108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Of the 2,163,834 Shares reported in this Statement as beneficially owned by the Reporting Person (i) 500,000 Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of the Reporting Persons, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 1,663,834 Shares are beneficially held for Harel Insurance’s own account. Consequently, this Statement shall not be construed as an admission by the Reporting Persons that they are the beneficial owners of more than 1,663,834 Shares.

Except as set forth above, see items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which are incorporated herein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary, Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2020

HAREL INSURANCE INVESTMENTS AND FINANCIAL SERVICES LTD.

BY: /s/ Uri Rabinovitz
Name, Title: Uri Rabinovitz, Vice President
HAREL INSURANCE COMPANY LTD.

BY: /s/ Uri Rabinovitz
Name, Title: Uri Rabinovitz, Vice President